                                                                    EXHIBIT 12.1





                                                                                                                     PRO FORMA
RATIO OF EARNINGS TO FIXED CHARGES                  2001             2000            1999           1998(1)            2001(4)
                                                ------------     ------------    ------------    ------------       ------------
Net (loss) income                               $(38,709,686)    $ 39,987,195    $ 35,703,144    $ 19,011,617       $ 30,990,314
                                                =============================================================       ============

Fixed Charges
  - Interest on interest sensitive contracts    $ 68,758,418     $ 63,041,991    $ 22,312,684    $  1,989,000       $ 35,758,418
  - Other fixed charges                            1,258,300           57,754          45,120          27,371          1,258,300
                                                -------------------------------------------------------------       ------------

Total Fixed Charges                             $ 70,016,718     $ 63,099,745    $ 22,357,804    $  2,016,371       $ 37,016,718
                                                =============================================================       ============

Net income before other fixed charges           $(37,451,386)    $ 40,044,949    $ 35,748,264    $ 19,038,988       $ 32,248,614

Net income before total fixed charges           $ 31,307,032     $103,086,940    $ 58,060,948    $ 21,027,988       $ 68,007,032

Earnings to Fixed Charges


  - excluding Interest on interest
        sensitive contracts (2)                        (29.8)           693.4           792.3           695.6               25.6
                                                =============================================================       ============

  - including Interest on interest
        sensitive contracts (3)                          0.4              1.6             2.6            10.4                1.8
                                                =============================================================       ============



(1)  The Company began operations on April 17, 1998.

(2) The ratio of earnings to fixed charges excluding interest on interest sensitive contracts has been computed by dividing (I) net income before other fixed charges by (ii) other fixed charges.

(3) The ratio of earnings to fixed charges including interest on interest sensitive contracts has been computed by dividing (I) net income before total fixed charges by (ii) total fixed charges.

(4) The ratios of earnings to fixed charges for the year ended December 31, 2001 have been recalculated to remove the adverse impact of a $33,000,000 charge for minimum interest guarantees, a $24 million charge for non-recoverable deferred acquisition costs, and a $12,000,000 charge for the World Trade Center tragedy. Net (loss) income has been increased by $69.7 million, to remove the impact of these charges, and interest on interest sensitive contracts has been reduced by $33 million.